April 1, 2025

Via EDGAR Correspondence

Christopher R. Bellacicco
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.
Washington, D.C. 20549

Re:	Valkyrie ETF Trust II File Nos. 333- 258722; 811- 23725

Dear Mr. Bellacicco:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A for Valkyrie ETF Trust II (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 17, 2025 (the “Registration Statement”). The Registration Statement relates to the CoinShares Digital Asset ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of this disclosure, notwithstanding any review, comments, action or absence of action by the Staff. The Staff asks that you respond to these comments in writing and give the Staff sufficient time to review.

Response to Comment 1

The Registrant confirms that it will provide the Staff with a response letter in the form of correspondence with sufficient time to review.

Comment 2 – Prospectus Summary

Please provide a completed fee table and expense examples with your response.

Response to Comment 2

Pursuant to the Staff’s comment, a completed fee table for the CoinShares Digital Asset ETF is set forth on Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the Fund’s 80% investment policy in the first paragraph of the “Principal Investment Strategies” section. Please supplementally explain what the Fund will invest the remaining 20% in and, to the extent such investments will represent a part of the Fund’s principal investment strategy, please add appropriate strategy and risk disclosure.

Response to Comment 3

It is the intention of the Fund to invest as close to 100% of its net assets (including investment borrowings) in the securities of investment vehicles that offer exposure to the digital assets that comprise the CoinShares-Compass Crypto Market 35% Capped Index (the “Index”).

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “In order to obtain exposure to the Component Digital Assets, the Fund will invest in the securities of… other exchange-traded pooled investment vehicles that are listed on major U.S., Canadian and E.U. exchanges that hold or are backed by such physical digital assets and meet certain asset and liquidity thresholds.” Please add disclosure clarifying whether the Digital Asset ETPs will be registered as investment companies under the Investment Companies Act of 1940.

Response to Comment 4

Pursuant to the Staff’s comment, the above-referenced disclosure has been revised as follows:

In order to obtain exposure to the Component Digital Assets, the Fund will invest in the securities of… (ii) other exchange-traded pooled investment vehicles that are listed on ~~major~~ registered U.S., Canadian, ~~and~~ E.U., and U.K. exchanges that hold or are backed by such physical digital assets ~~and meet certain asset and liquidity thresholds~~, are offered on a continuous basis, and are not registered nor required to be registered as investment companies under the Investment Company Act of 1940 (the “1940 Act”) (collectively, “Digital Asset ETPs”). (emphasis added)

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “In order to obtain exposure to the Component Digital Assets, the Fund will invest in the securities of… other exchange-traded pooled investment vehicles that are listed on major U.S., Canadian and E.U. exchanges that hold or are backed by such physical digital assets and meet certain asset and liquidity thresholds.” Please disclose these asset and liquidity thresholds.

Response to Comment 5

The Registrant no longer intends to implement asset and liquidity thresholds. The above-referenced disclosure has been revised accordingly. Please refer to the response to Comment 4 for the revised disclosure.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “The Index, which is administered by Compass Financial Technologies (the “Index Provider”), selects its underlying constituents from a range of eligible digital assets and seeks to reflect large trends in the digital asset market.” Please disclose whether the Index Provider is affiliated with the Fund, the Adviser or the Sub-Adviser.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “On each day, market capitalization is the USD market capitalization based on each asset’s circulating supply provided by CoinGecko.” Please explain what CoinGecko is in plain English.

Response to Comment 7

Pursuant to the Staff’s comment, the above-referenced disclosure has been revised as follows:

On each day, market capitalization is the USD market capitalization based on each asset’s circulating supply provided by CoinGecko. CoinGecko is a leading independent data provider operating within the digital asset industry. (emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “Final Weights are computed on every Rebalancing Determination Date.” Is the term “Final Weights” meant to be a defined term? To the extent that it is a defined term, please revise the disclosure to include a definition.

Response to Comment 8

The Registrant confirms that the term “Final Weights” is not intended to be a defined term. Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “The Index is rebalanced quarterly on the 3rd Friday of each of January, April, July and October (or the following business day is such Rebalancing Determination Date would fall on a weekend or holiday).” Please explain whether the Fund may rebalance in the interim if, due to investing in Digital Asset ETPs, the Fund deviates significantly from the Index.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Index is rebalanced quarterly on the 3rd Friday of each of January, April, July and October (or the following business day is such Rebalancing Determination Date would fall on a weekend or holiday). The Adviser may, in its sole discretion, rebalance the Fund at any time if, as a result of market movements, the Fund’s portfolio deviates significantly from the Index. (emphasis added)

Comment 10 – Principal Investment Strategies

The Staff notes the following disclosure in the “Principal Investment Strategies” section, “[Valkyrie Funds LLC (“Valkyrie” or the “Adviser”) serves as the Fund’s investment adviser and [____] (“___” or the “Sub-Adviser”) serves as the Fund’s investment sub-adviser.]” Please identify the Sub-Adviser in your response.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 11 – Risk Factors

Regarding any digital asset holdings that the Fund considers non-principal, please consider including a non-principal risks section after the Principal Risks in Item 9 to provide said risks for these digital assets.

Response to Comment 11

Specific risks regarding the significant positions of the Index as it is currently constructed have been included in the prospectus. These include specific risk factors regarding Bitcoin, Ether, Solana and XRP. It is anticipated that, for the foreseeable future, these positions will remain the vast majority of the Index’s weightings. Other positions represent significantly smaller weightings within the Index and such positions are subject to fluctuation and possible replacement by other digital assets. The risks of the non-significant positions in those digital assets have been described generally and the Adviser believes the risks included in the prospectus adequately address the risks of the non-significant positions. To the extent that any non-significant position increases to over 20% of the Trust’s portfolio, the Fund will update its prospectus disclosure to include more specific risks regarding such digital asset.

Comment 12 – Risk Factors – Bitcoin Risk

The Staff notes the following disclosure in the Bitcoin Risk, “Throughout 2023, bitcoin prices continued to exhibit extreme volatility. Such volatility may persist.” Please update to include discussion of 2024.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Risk Factors – Ether Risk

The Staff notes the following disclosure in the Bitcoin Risk, “Any enforcement action by the SEC or a state securities regulator asserting that ether is a security, or a court decision, to that effect would be expected to have an immediate material adverse impact on the trading value of ether, as well as the Shares.” Please include similar disclosure in the Solana Risk and XRP Risk.

Response to Comment 13

Pursuant to the Staff’s comment, the Solana Risk and XRP Risk have been revised accordingly.

Comment 14 – Risk Factors – Solana Risk

The Staff notes the following disclosure in the Bitcoin Risk, “Moreover, in the past, bugs, defects and flaws in the source code for digital assets have been exposed and exploited, including flaws that disrupted normal Solana Network, Solana Client, or DApp and smart contract operations or disabled related functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets.” Please explain in plain English what Solana Client and DApp are.

Response to Comment 14

Pursuant to the Staff’s comment, the Solana Risk has been revised accordingly.

Comment 15 – Risk Factors – Digital Asset Industry Risk

Please update the Digital Asset Industry Risk to include a discussion of 2024.

Response to Comment 15

Pursuant to the Staff’s comment, the Digital Asset Industry Risk has been revised accordingly.

Comment 16 – Risk Factors – Digital Asset Competition Risk

The Staff notes that the information in the Digital Asset Competition Risk is provided as of December 31, 2023. Please confirm that the information is provided as of the most recent date or revise to provide current information.

Response to Comment 16

Pursuant to the Staff’s comment, the Digital Asset Competition Risk has been revised accordingly.

Comment 17 – Risk Factors – Debt Securities Risk

The Staff notes the following disclosure in the Debt Securities Risk, “During periods of falling interest rates, the income received by the Fund may decline.” Please consider updating this disclosure.

Response to Comment 17

The Registrant respectfully submits that, in the context of the Debt Securities Risk, the above-referenced disclosure is not intended to reflect the current market conditions. The Debt Securities Risk discloses the impact that changing interest rates may have on the Fund and contains separate discussions of the impact of rising interest rates and declining interest rates. Accordingly, the Registrant believes the disclosure as currently drafted is accurate and appropriate for investor comprehension.

Comment 18 – Risk Factors – Industry Concentration Risk

The Staff notes the following disclosure in the Industry Concentration Risk, “The Fund concentrates its investments in the industry or group of industries comprising the information technology sector.” This disclosure is different than the corresponding disclosure in the last sentence of the “Principal Investment Strategies” section. Please revise the disclosure to be consistent in describing the Fund’s industry concentration.

Response to Comment 18

The Registrant has reviewed the Fund’s anticipated portfolio and no longer believes the Fund will concentrate its investments in the industry or group of industries comprising the information technology sector. Accordingly, the Industry Concentration Risk has been removed from the prospectus.

Comment 19 – Risk Factors – Emerging Markets Risk

Please disclose how the Fund defines emerging market countries.

Response to Comment 19

The Registrant has reviewed the Fund’s anticipated portfolio and no longer believes the Fund will concentrate its investments in securities issued by governments and companies operating in emerging market countries. Accordingly, the Emerging Markets Risk has been removed from the prospectus.

Comment 20 – Performance

Please supplementally identify the index or indices that the Fund intends to use as its performance benchmark.

Response to Comment 20

The Fund intends to use the S&P 500 Index as its performance benchmark.

Comment 21 – Risk Factors

The Staff notes the Debt Securities Risk and Industries Concentration Risk are included in the Principal Risks under the Item 4 disclosure, but not under the Item 9 disclosure. Please add such risks to the Item 9 disclosure.

Response to Comment 21

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 22 – General

Please supplementally describe the general policies and procedures related to how the Adviser, Administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of crypto assets made against or ahead of the Fund’s purchase of Digital Asset ETPs. Please describe changes to the Fund’s and/or Adviser’s Code of Ethics to take into account such crypto asset transactions, if any.

Response to Comment 22

The Adviser’s Code of Ethics generally requires the employees, officers and trustees of the Adviser to report to the Adviser and the Adviser’s Chief Compliance Officer any investment accounts which can, even if they do not currently, hold any securities which are defined in the Code of Ethics as “Covered Securities.” In order to monitor trades or conflicts of interest regarding Fund personnel trades of crypto assets, the Adviser intends to amend its Code of Ethics to redefine Covered Securities to include the investment vehicles that offer exposure to the digital assets that comprise the Index.

* * * * * * * *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP

Exhibit A
CoinShares Digital Asset ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.40%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Tax Expense(2)	0.00%
Acquired Fund Fees and Expenses	0.00%
Total Annual Fund Operating Expenses	0.40%
Expense Waiver/Reimbursement(3)	(0.40)%
Total Annual Fund Operating Expenses After Waiver/Reimbursement	0.00%
1. Estimate based on the expenses the Fund expects to incur for the current fiscal year.

2.     Tax Expense is based on actual performance of the Fund and not possible to estimate.

3.     Pursuant to an agreement with the Fund, The Fund’s investment adviser, Valkyrie Funds LLC (the “Adviser”), has voluntarily agreed to waive its management fee through December 31, 2025.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$41	$128